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Exhibit 99.2

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 3, 2004

LANCER CORPORATION
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	0-13875 (Commission File Number)	74-1591073 (IRS Employer Identification No.)
6655 Lancer Blvd., San Antonio, Texas (Address of principal executive offices)		78219 (Zip Code)

Registrant's telephone number, including area code: (210) 310-7000

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        On February 2, 2004 Lancer Corporation ("Lancer" or the "Company") received a letter from KPMG LLP ("KPMG") pursuant to which KPMG resigned from its position as the independent auditors of Lancer, effective immediately. Lancer filed information relating to the resignation of KPMG in a Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 10, 2004. On February 20, 2004, KPMG furnished a letter (the "Letter") addressed to the SEC stating its agreements and disagreements with the disclosure made on Lancer's Form 8-K.

        The purpose of this amendment is to file and briefly respond to certain of the factual items identified in the Letter. A copy of the Letter is attached to this amendment to the Form 8-K as Exhibit 99.1.

        In the Letter, KPMG states that it has concluded that:

  "...the press release was a likely illegal act insofar as the investigative report indicated that the Audit Committee's investigation had uncovered evidence as to the following:

            (i)    Preparation of documentation inconsistent with the underlying economic substance as to transactions between the Registrant and Coca-Cola North America Fountain;

            (ii)   Improper personal use of corporate assets;

            (iii)  Unapproved loans to Registrant officers and directors;

            (iv)  Improperly maintained books and records;

            (v)   Non-disclosure of related-party transactions; and

            (vi)  Improper re-invoicing at the Registrant's Mexico facility."

        The items listed by KPMG in the Letter as (i)—(v) were allegations made in Matthew Whitley's previously disclosed lawsuit against The Coca-Cola Company ("Coke") or assertions reported in certain previously disclosed news articles published in July and August 2003. Item (vi) relates to an issue referred to the Audit Committee by the Company's management in July 2003. The issues identified by KPMG as items (i) through (vi) were important concerns to the Audit Committee and were subjects of the Audit Committee's investigation. Each item will be discussed below:

(i) Preparation of documentation inconsistent with the underlying economic substance as to transactions between the Registrant and Coca-Cola North America Fountain.

        The Company believes that the transaction referred to in item (i) is the "iFountain Price Buydown and Repayment Agreement," which was a principal subject of the Audit Committee's investigation. This agreement was a March 2001 written contract between Lancer Corporation and Coke that terminated in 2002. The contract related primarily to reductions in the sales prices of new models of Lancer fountain dispensing equipment ("iFountain") for the year 2001 and increases in the sales prices of other models of dispensing equipment sold to Coke for the years 2001 and 2002 (as discussed in our Form 8-K, filed on February 10, 2004). In exchange for the Company's agreement to sell a number of iFountain units to Coke at a reduced price, Coke agreed to buy the rights to the manufacturing assembly equipment used to construct the iFountain units for $400,000, and to pay a margin on previously-delivered iFountain beta (or test) units, amounting to $233,747. The total amount of $633,747 was accounted for by Lancer as deferred revenue and recognized ratably as units of the iFountain were sold or at the termination of the agreement.

        The invoices issued for these amounts referred only to the sale of the equipment and test units, not to the entire agreement. The failure of the invoices to explicitly refer to the agreement to which they related was a subject of the Audit Committee's investigation. The investigation found that the agreement and the invoices issued pursuant to it were poorly written, ambiguous and problematic in a number of respects. The two invoices, if viewed separately from the underlying agreement, did not fully describe the transaction. However, the investigation did not identify evidence to support the claim that there was any intent by the Company to misdescribe the transaction in the invoices or to use them to deceive anyone at Coke. The Company believes that its accounting for the transaction pursuant to the March 2001 contract was appropriate.

        This contract is among the subjects of a formal investigation being conducted by the SEC's Atlanta office, as well as an investigation by the U.S. Attorney in Atlanta, both of which were previously disclosed by the Company. The Company understands that the scope of these investigations will also include some or all of the matters discussed below. The Company has pledged its full cooperation with these investigations.

(ii) Improper personal use of corporate assets.

        The investigation included allegations in news reports of improper personal use of corporate assets by corporate officers. The investigation found that some personal use of Company resources took place, including instances of Lancer employees doing work at George Schroeder's houses on Company time; personal use of warehouse space leased by the Company; and uses of other Lancer resources, such as printing and supplies. During the investigation, George Schroeder tendered a check to the Company for $21,600 representing his calculation of rent on personal use of a portion of the warehouse space from 1999 to 2003. The Board is reviewing the adequacy of that restitution to date, as well as the question of whether other restitution should be made. The Audit Committee concluded that, while it is reasonable to assume that the dollar amounts of any such restitution would be relatively small, such use was inappropriate, even if restitution is made. Because the dollar values associated with the personal use of corporate assets is reasonably assumed to have been relatively small, the Company does not believe that corrective disclosure will be required.

        The Company enacted a Code of Business Conduct in 2003 and will require quarterly written confirmation of compliance by employees with significant management responsibilities, which the Company believes will aid it in guarding against any personal use of its corporate assets in the future.

(iii) Unapproved loans to Registrant officers and directors.

        The Company believes that this item refers to loans from the Company to George Schroeder, Lancer's Chief Executive Officer, and Alfred A. ("Jud") Schroeder, Lancer's Chairman of the Board.

        From 1994 to 1998, both George Schroeder and Jud Schroeder carried loan balances ranging between $6,000 and $60,000. In 1999, George Schroeder had borrowed approximately $397,000 from the Company and had an aggregate total of approximately $416,000 in loans outstanding at the year end and Jud Schroeder had borrowed approximately $355,000 and at year end had approximately $50,000 still outstanding. These 1999 loans came to the attention of and were addressed by the Audit Committee at the end of 1999. An additional loan to Jud Schroeder in the amount of $10,000 was made on January 5, 2000. Since that time, no additional loans have been made to either of George Schroeder or Jud Schroeder and all remaining balances on the loans were paid in full during 2003.

        The issuance and approval of the loans to George Schroeder and Jud Schroeder was a subject of the Audit Committee's investigation. The investigation identified two instances in which checks made out to George Schroeder were signed by him and found that there is no documentation of board approval for some of the loans made to George Schroeder and Jud Schroeder. The Audit Committee concluded that the Company has in the past done a poor job of handling and documenting management loans, but did not identify or develop evidence suggesting that either executive hid the loans or did not intend to repay them.

        Disclosure of the loans was provided in the Company's periodic reports and other filings with the SEC. The investigation reviewed the Company's Proxy Statements and Forms 10-K for the period of 1998 to 2003, as well as the Company's Forms 10-Q for the period from 1999 through the first quarter of 2003. The investigation did not identify any issues with respect to the disclosure of these loans, except as follows. In the 1998 Proxy Statement, although the disclosure appears to accurately state the amount of outstanding notes, the disclosure incorrectly describes some of the terms of the outstanding affiliated promissory notes. The Form 10-Q for the second quarter of 1999 contained a line item in the Company's balance sheet for long-term receivables which correctly identified the total balance sheet amount for that item for the second quarter of 1999 as $755,138, but contained an incorrect amount in a parenthetical reference for the portion of the long term receivables due from affiliates. The amount set forth in the parenthetical as "due from affiliates" for the second quarter of 1999 was listed as $416,457 when the correct amount was $491,457.

        The Company does not believe that any corrective disclosure related to these loans is required.

(iv) Improperly maintained books and records.

        The Company believes that this item refers to maintenance of books and records as it relates to both of items (i), (ii), (iii), (v) and (vi) and within the scope of the investigation overall. The investigation identified problems associated with the Company's record keeping, including disorganized electronic records, backup tapes that were mislabeled or unusable, instances of the back-up function failing to occur, disorganized paper documents, and missing documentation. In furtherance of the investigative recommendations, the remediation plan of the Audit Committee provides that Lancer's internal auditor will perform a review of electronic and paper record-keeping processes and procedures, supplemented as needed by outside consultants with specific expertise.

(v) Non-disclosure of related-party transactions.

        The Company believes that this item refers to required public disclosure relating to item (ii) and item (iii) above. A discussion relating to disclosure is included within those items (ii) and (iii) respectively, set forth above.

(vi) Improper re-invoicing at the Registrant's Mexico facility.

        Among the accounting matters that were the subject of the investigation were various instances of reissuing invoices in response to customer requests at Lancer de Mexico S.A. de C.V., a subsidiary of Lancer Corp. located in Monterrey, Mexico. This subsidiary distributes fountain dispensing and other equipment within Mexico. Lancer de Mexico has average annual sales in the range of $6 million, or about 6% of total annual sales of Lancer. The investigation determined that since at least 1998, the subsidiary has engaged in a practice of issuing revised and redated invoices in response to customer requests, some of which were issued in a different quarter or year from the original issue date. Invoices were reissued for a variety of reasons including correcting minor mistakes in product descriptions or prices, or other clerical errors, as well as sometimes for the "convenience of the customer." Many of the instances of reinvoicing involved correcting clerical or other errors on the face of the invoice. When an error or an invoice was corrected, a new invoice with a new number and a new date was issued. The Audit Committee concluded that the practices of reinvoicing simply "for the convenience of the customer," other than to correct errors and issuing redated replacement invoices outside of the system were unwise. The Audit Committee concluded that these practices did not materially affect, and were not intended to affect, the Company's financial statements. The Company does not believe any corrective disclosure relating to re-invoicing is required.

Corporate Governance and Remediation Efforts Going Forward

        The Board has taken steps before, during the course of, and at the conclusion of the investigation to improve the effectiveness of its corporate governance practices and to address concerns identified in the investigation. Among the steps taken are the following: Christopher D. Hughes will become Chief Executive Officer effective February 29, 2004. The Board has appointed a lead independent director to serve as, among other things, the coordinator of the activities of the independent directors. The Board has established a governance and nominating committee, comprised solely of independent directors, which will identify, recruit and recommend director nominees to serve on the Board and recommend members to serve on board committees, as well as develop and recommend effective corporate governance policies and procedures. The Company enacted a Code of Business Conduct in 2003 and will require quarterly written confirmation of compliance by employees with significant management responsibilities. Internal audit activities have been increased and implementation of significant recommendations by the internal auditor continue to be monitored by the Audit Committee. A disclosure committee and an ethics hotline were established in 2003. Some of these items are a part of the Company's remediation plan adopted by the Board at the conclusion of the investigation.

Other Information.

        Lancer has complied with the requirements set forth in Item 304(a)(3) of Regulation S-K with respect to the disclosure set forth in this amendment to the Form 8-K. With respect to the matters discussed in this amendment to the Form 8-K, the Audit Committee has authorized KPMG to respond fully to inquiries of any successor accountant.

        This amendment to the Current Report on Form 8-K contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. All statements other than statements of historical facts, including, among others, statements regarding the Company's plans, objectives, future operations, proposals, business strategy and other efforts as described herein are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements contain certain risks, uncertainty and assumptions in light of these risks, uncertainties and assumptions, the events anticipated by the Company's forward looking statements might not occur.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(a)
Not applicable.

(b)
Not applicable.

(c)
Exhibits.

99.1	Letter to Lancer Corporation from KPMG, LLP, dated February 20, 2004, relating to Change in Certifying Accountant.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANCER CORPORATION
Date: February 24, 2004	By:	/s/ CHRISTOPHER D. HUGHES Christopher D. Hughes President and Chief Operating Officer

Exhibit 99.1

[KPMG LOGO]

KPMG LLP Suite 1200 300 Convent San Antonio, TX 78205	Telephone 210 227 9272 Fax 210 224 0126

February 20, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0801

Ladies and Gentlemen:

        KPMG LLP was previously engaged as principal accountant to audit the consolidated financial statements of Lancer Corporation ("the Registrant") as of and for the years ended December 31, 2003, 2002, 2001, and 2000. On February 2, 2004, KPMG resigned from the audit engagement prior to the completion of its reviews for the quarters ended June 30, 2003 and September 30, 2003 and of its audit for the year ended December 31, 2003. Additionally, on February 4, 2004, KPMG advised the Registrant that it should advise anyone who Registrant believes is relying on, or who is likely to rely on, the Registrant's financial statements and KPMG's audit reports thereon that KPMG had withdrawn its December 31, 2002, 2001 and 2000 audit reports and that the financial statements and related audit reports should no longer be relied upon. KPMG has read the Registrant's statements included under Item 4 of its Form 8-K dated February 10, 2004, and it either agrees or disagrees with certain such statements, is not in a position to agree or disagree with certain such statements, or believes certain such statements to be inaccurate or incomplete as set forth below.

        The Registrant's Form 8-K describes certain matters related to (1) the modification of KPMG's audit reports on the Registrant's financial statements for the years ended December 31, 2002 and 2001 related to the change in the method of accounting for derivative instruments and hedging activities and the adoption of FAS 142 effective January 1, 2002 and (2) certain tax matters that were the subject of a reclassification subsequent to the filing of the Registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2003. KPMG agrees with the disclosures with respect to those matters.

        KPMG is not in a position to agree or disagree with the Registrant's statements regarding (1) amounts representing revenue to the Registrant related to price increases and price reduction in connection with its sales of equipment to Coca-Cola North America Fountain for the years 2001 and 2002 and (2) the Registrant's communications with the American Stock Exchange.

[GRAPHIC]

        The disclosure in the Form 8-K also states as follows:

  Except to the extent discussed above in this Form 8-K, for the fiscal years ended December 31, 2001 and December 31, 2002 and through the date of this report, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of such disagreement in its reports on the financial statements for such fiscal years. Nor, except to the extent discussed above in this Form 8-K, were there any reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K for the fiscal years ended December 31, 2001 and December 31, 2002 and through the date of this report.

        KPMG does not agree with the above statements in the following respects.

Disagreements

        Item 304(a)(1)(iv) of Regulation S-K requires disclosure of "any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report." It also provides that a registrant shall: "(A) describe each such disagreement; [and] (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant...."

        As indicated in the Registrant's Form 8-K, during 2003 the Registrant commenced special investigations as a result of allegations of improper financial reporting and other improprieties. As also indicated in the Form 8-K, KPMG advised the Registrant that, until the investigations were complete and KPMG had had an opportunity to review and evaluate an investigative report, KPMG would be unable to complete interim review procedures. A copy of an investigative report, in draft form, was thereafter provided to KPMG for its review and evaluation.

        Subsequently, on December 17, 2003, KPMG, KPMG's counsel (Willkie Farr & Gallagher LLP), the Audit Committee's investigative team (Baker Botts L.L.P. and PricewaterhouseCoopers LLP), the Chair of the Audit Committee and, over the objection of KPMG, Registrant's counsel (Akin Gump Strauss Hauer & Feld LLP) participated in a lengthy telephone conference call (approximately 3 hours) in which KPMG expressed dissatisfaction with aspects of the investigation and the investigative report, including matters relating to scope, findings and conclusions, as well as the Registrant's proposed remedial actions. KPMG also expressed concern regarding the participation of Registrant's counsel and regarding an assertion by Registrant's counsel directed to the content of the investigative report insofar as KPMG did not believe Registrant's counsel to be independent of the Registrant's management, including members of management who were under investigation. Registrant's counsel did not participate in the remainder of the December 17 call.

        Thereafter, on January 14, 2004, KPMG received a copy of a revised investigative report. KPMG subsequently advised the Audit Committee's investigative team that KPMG would comment on the revised investigative report after receiving and having an opportunity to evaluate the Audit Committee's revised proposed remedial action plan, which had not yet been provided to KPMG. On January 29, the Audit Committee's investigative team sent KPMG a "draft" proposed remedial action plan. That same day, the final investigative report was issued without the matters previously raised by KPMG having been, in KPMG's view, adequately addressed. In addition, on January 30 the Registrant provided KPMG, and then immediately issued, a press release, without providing KPMG the opportunity to review and comment on it, which indicated that the investigative report and Registrant's action plan for remediation were complete. The press release also stated: "The investigation did not identify or develop evidence sufficient for the Audit Committee to conclude that any members of Lancer's management engaged in any intentional misconduct in connection with the matters under investigation, nor did it identify or develop evidence sufficient to support the allegations regarding accounting irregularities."

        KPMG, consistent with the dissatisfaction earlier expressed during the December 17, 2003 conference call, concluded that the press release was a likely illegal act insofar as the investigative report indicated that the Audit Committee's investigation had uncovered evidence as to the following:

  (i)
  Preparation of documentation inconsistent with the underlying economic substance as to transactions between the Registrant and Coca-Cola North America Fountain;

  (ii)
  Improper personal use of corporate assets;

  (iii)
  Unapproved loans to Registrant officers and directors;

  (iv)
  Improperly maintained books and records;

  (v)
  Non-disclosure of related-party transactions; and

  (vi)
  Improper re-invoicing at the Registrant's Mexico facility.

        Since adequate completion of the investigation and timely and appropriate remedial actions were required in this instance for KPMG to complete interim review procedures that are in turn a predicate to completion of the annual audit, KPMG believes that the Registrant's actions precipitated a reportable condition as contemplated by Item 304(a)(1)(v)(C) and (D). More specifically, there was a failure to resolve, to KPMG's satisfaction, a disagreement concerning the independence, scope, findings and conclusions of the investigation and the appropriateness of the remedial actions. These unresolved issues would have affected KPMG's audit and could have caused KPMG to make reference to the matter in connection with the issuance of KPMG's report had KPMG been satisfied and judged it appropriate to continue its engagement.

        Since the Chair of the Audit Committee was present during the conference call of December 17, KPMG considers the matter of the disagreement to have been communicated to the Audit Committee.

Reportable Events—Inability to Rely on Representations of Management

        The Registrant's statement concerning the absence of reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K is inaccurate or incomplete.

        Item 304(a)(1)(v) states in pertinent part as follows:

  Provide the information required by paragraph (a)(1)(iv) [of this Item] for each of the kinds of events (even though the registrant and the former accountant did not express a difference of opinion regarding the event) listed in paragraphs (A) through (D) below, that occurred within the registrant's two most recent fiscal years and any subsequent interim period preceding the former accountant's resignation, declination to stand for re-election, or dismissal ("reportable events").

* * *

          (B)  The accountant's having advised the registrant that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

          (C)(1) The accountant's having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by paragraph (a)(1)(iv), that if further investigated may:

            (i)    materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or

            (ii)   cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and

          (2)   Due to the accountant's resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

          (D)(1) The accountant's having advised the registrant that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of either: (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and (2) Due to the accountant's resignation, dismissal or declination to stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election.

        On February 2, 2004, KPMG provided a letter to the Registrant in connection with KPMG's obligation under Section 10A of the Securities Exchange Act of 1934 to report likely illegal acts to the Audit Committee. The letter identified the likely illegal acts as those that had been the subject of special investigations by the Audit Committee. In a subsequent letter dated February 4, 2004, KPMG further advised as follows:

  As a result of the matters set forth in our letter dated February 2, 2004, pursuant to Section 10A of the Securities Exchange Act of 1934, KPMG LLP has concluded that we are no longer able to rely on management's representations and are unwilling to be associated with the financial statements prepared by management. Further, information has come to our attention that has caused us to conclude that the accounting for the Company's revenue recognition in connection with its sales of equipment to Coca Cola North America Fountain in the years ended December 31, 2001 and 2002 is not correct. Accordingly, KPMG LLP hereby advises you that our report on the Company's Financial Statements should no longer be relied upon.

        KPMG believes that the matters communicated during the conference call of December 17, 2003, together with the communications in the letters of February 2 and 4, constitute reportable events as those events are described in Item 304(a)(1)(v)(B) through (D). In a letter to the Registrant on February 7, 2004, KPMG further clarified the matters that were the subject of the inability to rely on management representations or to be associated with the financial statements. Included in that communication was explicit reference to KPMG's belief that the Registrant's press release and subsequent press statements about the investigative report "constituted one of a series of failures to take timely and appropriate remedial actions and a likely illegal act."

        With respect to Item 304(a)(1)(v)(B), the matters which led to KPMG's inability to rely on management's representations or to be associated with the financial statements are matters that were the subject of the special investigations (including items (i) through (vi) above) as well as the Registrant's issuance of the January 30 press release and subsequent press statements.

        The matters covered by the special investigations, and the reasons for KPMG's dissatisfaction with the investigations' independence, scope, findings and conclusions, were the subject of the lengthy conference call on December 17, 2003 at which the Chair of the Audit Committee was present and are therefore considered as having been communicated to the Audit Committee.

        KPMG believes the qualitative as well as the potential quantitative aspects of the actions enumerated above constitute likely illegal acts and call into question management representations.

        The concerns about the January 30 press release and subsequent press statements were communicated to the Registrant and to the Chair of the Audit Committee subsequent to KPMG's resignation.

        With respect to Item 304(a)(1)(v)(C) and (D), the information that was contained in the investigative report concerning the arrangements between the Registrant and Coca-Cola North America Fountain has caused KPMG to conclude that the accounting for the Registrant's revenue recognition in connection with its sales of equipment to Coca-Cola North America Fountain in the years ended December 31, 2001 and 2002 is not correct and has raised concerns that the accounting is not correct in each of the three quarters of fiscal year 2003. As a result of its resignation, KPMG is not in a position to resolve such issues further. KPMG's conclusion as to the fiscal years ended December 31, 2001 and 2002 was communicated to the Registrant in the letter of February 4, 2004. Although the accounting had been previously discussed with the Registrant and its Audit Committee, the conclusion that the accounting was not correct was not communicated prior to the February 4, 2004 letter.

Very truly yours,
/s/ KPMG LLP

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  Exhibit 99.2
SIGNATURES